# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IN8bio, Inc., CIK 0001740279
CUSIP: 45674E208
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 350 5th Avenue, Suite 5330, New York, New York (NY), 10118
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001453072

## Reporting persons
- Alyeska Investment Group, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 966,381; sole dispositive power 0; shared dispositive power 966,381; aggregate amount beneficially owned 966,381 (9.9% of the class)
- Alyeska Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 966,381; sole dispositive power 0; shared dispositive power 966,381; aggregate amount beneficially owned 966,381 (9.9% of the class)
- Anand Parekh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 966,381; sole dispositive power 0; shared dispositive power 966,381; aggregate amount beneficially owned 966,381 (9.9% of the class)

## Item 1. Issuer
Name of issuer: IN8bio, Inc.
Address of issuer's principal executive offices: 350 5TH AVENUE, SUITE 5330, NEW YORK, NY, 10118

## Item 2. Person Filing
Name of person filing:
(i) Alyeska Investment Group, L.P.
(ii) Alyeska Fund GP, LLC
(iii) Anand Parekh
Address of principal business office or, if none, residence:
(i) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
(ii) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
(iii) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
Citizenship:
(i) Alyeska Investment Group, L.P. - Delaware
(ii) Alyeska Fund GP, LLC - Delaware
(iii) Anand Parekh - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 966,381
Percent of class: 9.9%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 966,381
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 966,381

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
The reporting persons are the beneficial owners of 13,165 shares of common stock, 944,319 common PIPE shares of the Issuer, hold pre-funded warrants to purchase 2,748,188 shares of the Issuer's Class A common stock, and hold warrants to purchase 196,097 shares of the Issuer's Class A common stock, (the "Warrants"). However, per their terms, the Warrants can only be exercised into such number of shares that would constitute 9.9% of the total number of Common Stock of the Issuer outstanding immediately after giving effect to the issuance of Common Stock upon exercise of this Warrant by the Holder. Accordingly, as of December 31, 2025 the reporting persons may only exercise up to 8,897 Ordinary Shares under the Warrant Agreement, and as such, is reporting beneficial ownership of only such number of shares. The percentage calculation assumes that there are currently 9,761,425 outstanding shares of Ordinary Shares of the Issuer, based upon (a) 4,634,396 shares of Common Stock outstanding on November 3, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, and (b) 5,127,029 shares of Common Stock issued by the Issuer in the Private Placement, as reported in the Issuer's Current Report on Form 8-K filed on December 19, 2025.

JOINT FILING STATEMENT PURSUANT TO RULE 13d-1(k) The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

## Signatures
- Alyeska Investment Group, L.P.: Jason Bragg, Jason Bragg / Chief Financial Officer (02/17/2026)
- Alyeska Fund GP, LLC: Jason Bragg, Jason Bragg / Chief Financial Officer (02/17/2026)
- Anand Parekh: Anand Parekh, Anand Parekh / Self (02/17/2026)